

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trend Trader, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 E. Northsight Blvd.
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1360 Post Oak Boulevard, Suite 1900 (Address) Houston (City) TX (State) 77056-3049 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Alex B.~~ Mark Seleznov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trend Trader, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA L. PIERCE
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Aug. 5, 2008

[signature]
Signature

Partner
Title

[signature] 3/30/05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trend Trader, LLC

Accountants' Report and Financial Statements

December 31, 2004

Trend Trader, LLC

December 31, 2004

Contents



Independent Accountants' Report

Members
Trend Trader, LLC
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Trend Trader, LLC, as of December 31, 2004, and the related statements of operations, members' capital (deficit), changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Trader, LLC, as of December 31, 2004, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2, the Company has restated its 2003 financial statements to reflect changes in methods of accounting for securities owned and depreciation of property and equipment to conform with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Houston, Texas
February 4, 2005

1360 Post Oak Boulevard, Suite 1900 Houston, TX 77056 713 499-4600 Fax 713 499-4699



Trend Trader, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	195,841
Receivable from clearing broker-dealer		46,905
Securities owned:		
Marketable, at market value		15,606
Not readily marketable, at estimated fair value		103,000
Deposits with clearing broker-dealer		50,014
Receivable from related party		9,414
Prepaid expenses		16,210
Property and equipment, net		49,030
Cash surrender value of life insurance		33,392
Other assets		5,173
Total assets	$	524,585

Liabilities and Members' Capital (Deficit)

Liabilities		
Capital lease obligations	$	29,305
Accounts payable		51,503
Accrued expenses		28,157
Payable to related party		164,140
		273,105
Subordinated Borrowings		275,000
Members' Capital (Deficit)		(23,520)
Total liabilities and members' capital	$	524,585

Trend Trader, LLC

Statement of Operations

Year Ended December 31, 2004

Revenues	
Commissions	$ 533,308
Management fees	967,091
Interest	25,175
Other income	1,750
	1,527,324
Expenses	
Employee compensation and benefits	616,262
Clearing charges	257,308
Communications	283,773
Occupancy	99,573
Interest	32,350
Advertising and marketing	134,018
Regulatory fees	38,799
Expense reimbursement to related party	164,140
Other general and administrative expenses	153,269
	1,779,492
Net Loss	$ (252,168)

See Notes to Financial Statements

Trend Trader, LLC

Statement of Members' Capital (Deficit)

Year Ended December 31, 2004

	Members' Capital (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance, Beginning of Year, as Previously Reported	$ (239,563)	$ (15,832)	$ (255,395)
Adjustment applicable to prior years relating to property and equipment	(15,957)	—	(15,957)
Adjustment applicable to prior years relating to securities owned	(15,832)	15,832	—
Balance, Beginning of Year, as Restated	(271,352)	0	(271,352)
Capital contributions	500,000	—	500,000
Net loss	(252,168)	—	(252,168)
Balance (Deficit), End of Year	$ (23,520)	$ 0	$ (23,520)

See Notes to Financial Statements

Trend Trader, LLC

Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2004

Subordinated Borrowings, Beginning of Year	$ 275,000
Changes	—
Subordinated Borrowings, End of Year	$ 275,000

Trend Trader, LLC

Statement of Cash Flows

Year Ended December 31, 2004

Operating Activities	
Net loss	$ (252,168)
Item not requiring cash:	
Depreciation	40,527
Changes in:	
Receivable from clearing broker-dealer	(2,336)
Securities owned	(101,147)
Deposits with clearing broker-dealer	(25,012)
Due to related party	(9,414)
Other assets	(186)
Accounts payable and accrued expenses	(98,981)
Due to related party	164,140
Net cash used in operating activities	(284,577)
Investing Activities	
Purchase of property and equipment	(8,560)
Increase in cash surrender value of life insurance	(4,398)
Net cash used in investing activities	(12,958)
Financing Activities	
Principal payments on capital lease obligations	(17,876)
Members' capital contributions	500,000
Net cash provided by financing activities	482,124
Net Increase in Cash and Cash Equivalents	184,589
Cash and Cash Equivalents, Beginning of Year	11,252
Cash and Cash Equivalents, End of Year	$ 195,841
Supplemental Cash Flows Information	
Interest paid	$ 34,642

See Notes to Financial Statements

Trend Trader, LLC

Notes to Financial Statements

December 31, 2004

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Trend Trader, LLC (the Company), was duly organized under the laws of the state of Arizona on March 7, 1997. On December 16, 1997, the Company received a license from the National Association of Securities Dealers, Inc. (NASD), to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele primarily in the southwestern United States. The latest date on which the limited liability company is to dissolve is December 31, 2047.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and also maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-balance Sheet Risk

As discussed above, the Company clears all non-direct securities transactions on behalf of its customers on a fully disclosed basis with Penson Financial Services, Inc., its clearing broker-dealer (Penson). Penson carries all of the non-direct accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to non-direct customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein Penson may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that Penson executes transactions of its customers properly.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004, cash equivalents consisted primarily of money market accounts with Penson. At December 31, 2004, the Company's cash accounts exceeded federally insured limits by approximately $95,000.

Securities Owned

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost and depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is primarily computed using accelerated methods.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Management fees are received quarterly and recognized as earned.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements.

Note 2: Restatement of Prior Years' Financial Statements

In prior years, the Company accounted for securities owned at fair value with the resulting unrealized gains or losses included in accumulated other comprehensive loss on the statement of members' capital (deficit). During 2004, the Company retroactively changed its accounting method to include these unrealized gains or losses in net loss. This change increased 2003 net loss by $11,842 and members' deficit by $15,832 as of December 31, 2003. This adjustment has been included in the restated 2004 beginning members' deficit balance.

In prior years, the Company accounted for depreciation of property and equipment using the same method it uses for income tax reporting. During 2004, the Company retroactively changed its accounting method to methods acceptable under accounting principles generally accepted in the United States of America. This change increased 2003 net loss by $12,800 and members' deficit by $15,957 as of December 31, 2003. This adjustment has been included in the restated 2004 beginning members' deficit balance.

Note 3: Receivable From Penson

The Company clears certain customer transactions through Penson on a fully disclosed basis. The amount receivable from Penson relates to the aforementioned transactions and, at December 31, 2004, amounted to $50,766.

Note 4: Securities Owned

Marketable securities owned consist of investment securities. These securities are corporate stocks at market value of $15,606 at December 31, 2004.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2004, these securities at estimated fair values consisted of $3,000 in warrants and $100,000 in a non-registered investment company for which the Company acts as investment adviser to two mutual funds (the Funds) (Note 12).

Note 5: Deposits With Penson

At December 31, 2004, the Company has cash deposits with Penson in the amount of $50,014. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $25,000.

Note 6: Property and Equipment

At December 31, 2004, property and equipment consisted of the following:

Computer equipment	$ 251,981
Furniture, fixtures and equipment	122,547
Leasehold improvements	7,047
	381,575
Less accumulated depreciation	332,545
	$ 49,030

Trend Trader, LLC

Notes to Financial Statements

December 31, 2004

Note 7: Subordinated Borrowings

At December 31, 2004, the Company has a subordinated note payable to members as follows:

10% subordinated note payable to members of the Company; due in full December 31, 2006; subordinated in accordance with Rule 15c-1d of the Securities Exchange Act of 1934 to meet minimum net capital requirements	$ 275,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2004, the Company recorded interest expense in relation to the aforementioned note in the amount of $27,500.

Note 8: Capital Leases

The Company is the lessee of various pieces of computer equipment, with an aggregate cost of $62,810 under the capital lease agreements expiring through November 2007. Accumulated amortization on leased computer equipment was approximately $36,000 as of December 31, 2004. Minimum future lease payments due under the capital lease agreements are as follows:

2005	$ 18,229
2006	8,799
2007	8,799
Total minimum lease payments	35,827
Less amount representing interest	6,522
Present value of net minimum lease payments	$ 29,305

Interest rates on capitalized leases vary from 18.02 percent to 19.58 percent and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. The capitalized leases are guaranteed by a member of the Company.

During the year ended December 31, 2004, the Company recorded interest expense in relation to the aforementioned capital leases in the amount of $4,850.

Note 9: Operating Leases

The Company has a noncancelable operating lease for the Company's primary office facilities in Scottsdale, Arizona.

In connection with graduated payment terms, the Company has an accrued liability that is reflected in accrued expenses on the accompanying balance sheet in the amount of $27,854. During 2004, the Company recognized rent expense of approximately $86,000 in connection with this office lease.

Future minimum lease payments at December 31, 2004, are:

2005	$ 95,216
2006	95,775
2007	95,775
2008	7,981
	$ 294,747

Note 10: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $81,957, which was $51,957 in excess of its required net capital of $30,000. The Company's net capital ratio is 3.14 to 1 as of December 31, 2004.

Note 11: Commitments and Contingencies

During 2003, the Company received correspondence from the NASD indicating that the Company had been placed on Tier III Special Surveillance by the District 3 staff. Tier III status is reserved for firms that the District 3 staff has determined have a financial and operational condition of serious concern. As a Tier III firm, the Company is required to, among other things, submit copies of its monthly financial statements to the NASD.

During 2003, the NASD also communicated to the Company that it would be prohibited from distributing funds to its members until notified. It is anticipated that the Company will be removed from the Tier III status when the Company's net capital and monthly profitability stabilizes.

In 2005, the Company was assessed a $10,000 penalty primarily as a result of failing to meet net capital requirements as of December 31, 2003. This amount has been accrued in the accompanying financial statements in accounts payable.

Note 12: Related-party Transactions

The Company is the adviser of the Funds. As adviser to the Funds, the Company will receive compensation for its services, each Fund will pay the Company a monthly advisory fee at an annual rate of 0.50 percent of their respective average daily net assets. The agreements with the Funds further stipulate that the Company will reimburse each Fund for annual operating expenses (including organizational costs) to the extent necessary to ensure that each Fund's operating expenses do not exceed 1.05 percent and 2.75 percent of the Fund's average daily net assets, respectively.

The agreements allow the Company to recover amounts previously reimbursed for operating expenses (including organizational costs) to the Funds to the extent that the Funds' expense ratios fall below the above-indicated expense caps. The amounts that can be recovered will be limited to the difference between the actual expense ratio and the amount of the expense cap. Under the agreements, the adviser can only recover such amounts for up to three years.

The expense cap agreements will continue in effect through at least the Funds' first full year of operations, with successive renewal terms of one year unless terminated by the Company or the Funds at the end of a term.

At December 31, 2004, the Company recorded a receivable from the Funds in the amount of $9,414 for expenses paid by the Company on behalf of the Funds. Additionally, at December 31, 2004, the Company recorded a payable to the Funds in the amount of $164,140 for expenses incurred by the Funds during 2004 for which the Company is required to pay under the agreements described above.

The Company will also serve as the principal distributor for the shares of the Funds pursuant to a distribution agreement and the Company will receive a distributor fee of 0.25 percent of the Funds' average daily net assets.

As of the date of this report, the Funds received final approval from the SEC to operate as series funds within a registered investment company. However, the Company has not yet received any amounts from the Funds for the adviser fee or the distributor fee.



Supplementary Information

Trend Trader, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital		
Total members' capital (deficit)	$	(23,520)
Add subordinated borrowings allowable in the computation of net capital		275,000
Total capital and allowable subordinated borrowings		251,480
Deductions:		
Accounts receivable		9,486
Property and equipment, net of sole recourse debt		33,385
Other assets		21,311
		64,182
Haircuts on securities:		
Corporate stocks		2,341
Securities not readily marketable		103,000
		105,341
Net Capital	$	81,957
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	257,460
Minimum Net Capital Requirement	$	30,000
Amount in Excess of Minimum Net Capital	$	51,957
Ratio: Aggregate Indebtedness to Net Capital		3.14 to 1
Reconciliation With Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	409,964
Audit adjustments		(205,148)
Differences in haircuts on securities		(100,757)
Other items, net		(22,102)
	$	81,957

Independent Accountants' Report on Internal Control



Independent Accountants' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Members
Trend Trader, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplementary schedule of Trend Trader, LLC, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Trend Trader, LLC, for the year ended December 31, 2004, and this report does not affect our report thereon dated February 4, 2005.

The Company recognizes revenue for quarterly investment advisory services during the first month of each calendar quarter. The Company does not defer the revenue recognition of these fees over the period the services are provided. As such, the monthly financial statements and computations of aggregate indebtedness and net capital prepared by the Company under Rule 17a-3(a)(11) are overstated in the first and second months of each calendar quarter. This material weakness has no effect on the quarterly financial statements and computations of aggregate indebtedness and net capital filed by the Company in Form X-17A-5 Part IIA Quarterly 17a-5(a).

The Company has not properly deducted 100 percent of the carrying value of an investment in a nonmarketable security as required by Rule 15c3-1(c)(2)(vii). As such, the monthly computation of net capital filed by the Company in Form X-17A-5 Part IIA Special Request, is overstated for the periods including and subsequent to May 31, 2004. Furthermore, the quarterly computation of net capital filed by the Company in Form X-17A-5 Part IIA Quarterly 17a-5(a) is overstated for the periods including and subsequent to May 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, other than the items described in the sixth and seventh paragraphs above, were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 4, 2005